

July 30, 2009

Via U.S. mail and facsimile

Mr. Ira J. Lamel
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
58 South Service Road
Melville, NY 11747

>   **Re:** **The Hain Celestial Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2008**
>   **Filed August 29, 2008, as Amended October 28, 2008**
>   **Schedule 14A filed February 18, 2009, as Amended March 2, 2009**
>   **Response Letters Dated March 6, 2009, May 15, 2009 and June 12,**
>   **2009**
>   **File No. 0-22818**

Dear Mr. Lamel:

   We have reviewed your filings and response letters and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A Filed February 18, 2009

1.   We note your response to our prior comment 1, and we note your statement on page A-4 of your response that "In determining the annual cash incentive payments for each NEO, the Compensation Committee first assessed each NEO's individual performance and contribution to the previously established performance measures and arrived at an aggregate determination for the executive's performance." Please revise your disclosure to quantify the amount of this initial aggregate determination for each NEO, and to quantify which portion of it, for each NEO, related to (1) financial measures, (2) strategic direction measures and (3) leadership measures. In this regard, we refer you to the relative weightings that were assigned to each measure category. It is unclear

from your disclosure whether these weightings were adhered to, or deviated from, in making this initial aggregate determination. We may have further comments after reviewing your response.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry
        N. Gholson